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                             POWER PLUS CORPORATION
                          (Formerly Battery One, Inc.)
                         7850 Woodbine Avenue, Suite 201
                            Markham, Ontario L3R 0B9

                                  NEWS RELEASE

                POWER PLUS CORPORATION TO TRADE UNDER SYMBOL PPCO
                     ON NASDAQ OTC ELECTRONIC BULLETIN BOARD

Alberta Stock Exchange: BTB                      NASDAQ OTC Bulletin Board: BATT

TORONTO, CANADA - OCTOBER 31, 1996 - POWER PLUS CORPORATION (formerly Battery One, Inc.) today announced receiving authorization for the post-consolidation common shares of POWER PLUS CORPORATION to be posted for trading in substitution of the pre-consolidation common shares of Battery One, Inc. on NASDAQ's Over-The-Counter Electronic Bulletin Board market, at the opening of business on Monday, November 4, 1996. The new NASDAQ stock symbol is PPCO, replacing BATT.

The Company previously announced on October 28, 1996, obtaining final regulatory approval completing the reorganization of the former Battery One, Inc. as POWER PLUS CORPORATION, and the concurrent posting on The Alberta Stock Exchange of the post-consolidation shares of POWER PLUS CORPORATION.

Further details of the reorganization are set out in previously reported News Releases and a Management Information Circular dated June 21, 1996 governing the shareholders meeting held on July 24, 1996 at which the reorganizational proceedings were approved.



POWER PLUS CORPORATION publicly held, trades on The Alberta Stock Exchange under the symbol "BTB" and on NASDAQ's OTC Bulletin Board under the symbol "BATT" (S.E.C. EDGAR File No. 000-18163). For more information, contact POWER PLUS CORPORATION, Attention: J.D. Elliott, toll-free in North America at 1-800-769-3733; or at (905) 479-5683; or by fax at (905) 479-8911.

THE ALBERTA STOCK EXCHANGE NEITHER APPROVES NOR DISAPPROVES OF THE CONTENTS OF THIS NEWS RELEASE.

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